Exhibit 99.1

Sea Limited Announces Change to Board of Directors and Voting Proxy Arrangement

Singapore, September 5, 2022 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced that Yuxin Ren has notified the Company that he is resigning from Sea’s Board of Directors (the “Board”), effective September 5, 2022. Sea’s Board expresses its gratitude to Mr. Ren for his contributions to the Board.

Sea today also announced that Tencent has granted an irrevocable voting proxy with respect to all its Sea shares to Sea’s Board to vote on matters that are subject to the vote of shareholders of Sea.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional ecommerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

For more information, visit www.sea.com.